UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 27, 2026

(Date of Report (Date of earliest event reported))

Mode Mobile, Inc.

(Exact name of issuer as specified in its charter)

Delaware (State of incorporation)	47-3902362 (IRS Employer Identification Number)

One East Erie, Suite 525, Chicago, IL 60611	90401
(Address of principal executive offices)	(ZIP Code)

847-999-8739

(Registrant’s telephone number, including area code)

Class AAA Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Offering Circular Supplement

On May 26, 2026, the Mode Mobile, Inc. (the “Company”) filed a supplement to the Offering Circular filed pursuant to the Company’s Offering Statement on Form 1-A under Regulation A (File No. 024-12709) (the “Offering Circular Supplement”) that included the consolidated financial statements and the report of independent registered public accounting firm as of and for the years ended December 31, 2025 and 2024, as well as certain updates to the business of the Company.

RBSM LLP, who has served as the Company’s independent accountant, has provided their consent for the inclusion in the Offering Circular Supplement of their report dated April 30, 2026 with respect to the consolidated balance sheets of the Company as of December 31, 2025 and 2024 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2025 and 2024 and the related notes to the consolidated financial statements, which report appears in the Offering Circular Supplement. .

A copy of this consent is filed as Exhibit 11 to this Current Report on Form 1-U.

Amendment to Company’s Amended and Restated Certificate of Incorporation

On October 22, 2025, the Company filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware. The purpose of the amendment was to:

●	increase the number of authorized shares of the Company’s Class A Common Stock, par value $0.0001 per share, from 2,125,000,000 shares to 2,431,000,000;
●	increase the number of authorized shares of the Company’s Class B Common Stock, par value $0.0001 per share from 268,000,000 to 298,000,000; and
●	increase the number of authorized shares of the Company’s Class AAA Common Stock, par value $0.0001 from 600,000,000 to 876,000,000.

Upon the effective time of the amendment, our total authorized capital stock increased from 3,005,150,000 to 3,617,150,000.

A copy of the certificate of amendment is filed as Exhibit 2 to this Current Report on Form 1-U.

EXHIBITS

The following items are filed as exhibits to this Current Report on Form 1-U:

Exhibit Number	Description
Exhibit 2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company
Exhibit 11	Consent of RBSM LLP

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this current report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

MODE MOBILE, INC.

By:	/s/ Dan Novaes
Title:	Chief Executive Officer
Date:	May 27, 2026